IMPERIAL ~~CORPORATION~~ LIMITED
AND ITS CONTROLLED ENTITIES

ABN 29 002 148 361

HALF YEAR FINANCIAL REPORT

31 DECEMBER 2008

TABLE OF CONTENTS

COMPANY DIRECTORY

Directors
B W McLeod (Chairman)
D H Sutton
K A Torpey
M K Maloney

Registered Office
Level 7
151 Macquarie Street
Sydney NSW 2000
Telephone: (02) 9251 1846
Facsimile: (02) 9251 0244

Auditors
Nexia Court & Co
Level 29, Tower Building
Australia Square
264 George Street
Sydney NSW 2000

Share Registry
Computershare Investor Services Pty Limited
Level 3
60 Carrington Street
Sydney NSW 2000

Secretary
D L Hughes

Bankers
Australian & New Zealand Banking
Group Limited

Solicitors
Chang, Pistilli & Simmons
Level 13
95 Pitt Street
Sydney NSW 2000

Stock Exchange Listings
Australia
Australian Stock Exchange
(Home Exchange Brisbane, Queensland)

IMP – Ordinary Shares

United States of America
New York OTC Market: Code: IMPGY
OTC#: 452869103
Sponsor: Bank of New York
1 ADR for 20 Ordinary shares

EXECUTIVE CHAIRMAN'S REVIEW OF OPERATIONS

On behalf of the Board of Directors I am pleased to inform shareholders that for the six months to 30 December 2008 the Company posted a profit after tax of $7,795,697.

Over a period of unprecedented global financial upheaval I can report that the Company was able to divest its 4.8% shareholding in Bemax Resources Limited, and take advantage of the significant decline in the Australian dollar. In addition, and on consideration of the broad range of activities the Company is involved in, overheads have been kept to a minimum and a significant portion of debt has been repaid.

With approximately $9.0 million in cash and receivables and $1.0 million in investments including $500,000 in listed entities and a substantial acquisition and development credit facility of US$100 million, the Company is in a relatively unique position to take advantage of the opportunities beginning to appear in the Company's primary business focus, being the oil and gas industry in the Appalachian Basin, USA. Management is cognisant that it has $4.25 million in convertible notes maturing over 2009 and will seeking to either rollover the notes or looking to refinance.

As noted previously, the Company has achieved its initial objective in becoming an operator in the oil and gas sector, not large, but well positioned. As described at the recent Annual General Meeting, positioning is a matter of timing and strategy. The company refused to get caught up in the 'peak oil' frenzy of 2007/08 and remained steadfast on the sidelines, but formulated a solid hedging strategy for existing and new production bought on line through 2008 as well as exploring potential acquisitions and development opportunities.

Working towards a 3 to 5 year growth horizon, based on an expected significant medium term shortage in global energy supplies, the current window of opportunity offered by the Wall Street meltdown now provides significantly reduced values in energy assets. Through its 75% owned subsidiary, Empire Energy, the Company is well placed to take advantage of cheaper oil and gas assets.

Empire Energy, like all companies in the energy sector will face challenges in the short term. It's drilling and field service operations will be effected by the down turn in the oil and gas exploration and development sectors. At present the drilling, earth moving and pipe laying teams have commitments through to around mid 2009. Further, Empire Energy is finalising a 10 to 15 well drilling program for 2009 which will add additional work for these operations. On the development and production side, gas prices are disappointingly low, but the Company has a significant portion of current production hedged at levels over 100% higher than the current spot price for gas. Further, significant planning is being placed on reducing development costs to ensure even at current prices a less than 3 year payback can be achieved on new wells. In addition a number of new oil and gas leases have been entered into over the past several months with the Company now holding around 75 to 80 potential development sites within the proximity of current operations.

The current bleak industry environment is providing the necessary acquisition opportunities to enable the Company to more rapidly grow its asset base. As such management is currently reviewing potential acquisitions in a number of regions in the Appalachian Basin, from Kentucky through to New York State. These potential acquisitions range from less than $1 million (to provide a toe hold in a region for further expansion as other assets become available) to significantly larger acquisitions where a new centre of operation can be established by Empire Energy in a cost effective manner.

In summary, the company is, well positioned to take advantage of the global turmoil being experienced. Obviously the current market capitalisation of the Company is disappointing, but with cash, a supportive financier and significantly cheaper oil and gas assets, the Board believes that the Company has positioned itself to build itself into an efficient and profitable oil and gas producer over the medium term.

Bruce McLeod
Executive Chairman

DIRECTORS' REPORT

The Directors of Imperial Corporation Limited ("the Company") present their report together with the Consolidated Financial Report for the half-year ended 31 December 2008 and the Review Report thereon.

1. DIRECTORS

The following persons held office as Directors of Imperial Corporation Limited during and since the end of the half-year:

BW McLeod, B.Sc (Maths), M.Comm (Econ)
Chairman
Mr McLeod has had extensive experience in the Australian Capital markets. Over the past 16 years he has been involved in raising debt and equity capital for a number of property projects and companies, as well as the takeover and rationalisation of listed and unlisted companies. Prior to this he spent six years with BA Australia Limited, where he was Executive Director, responsible for the financial and capital markets operations. He is a Director of Carnegie Corporation Limited and Fall River Resources Limited. Appointed a director of the Company on 21 May 1996.

DH Sutton, B.Comm, ASA, ACIS
Non-Executive Director
Mr Sutton has many years experience in sharebroking and investment banking. He is a Director and Chairman of Martin Place Securities Pty Limited, a licenced securities dealer, Chairman of Sinovus Mining Limited and a Director of Fall River Resources Limited. Appointed a Director of the Company on 30 January 1997.

K A Torpey, B.E., MIE Aus., CP Eng, FAusIMM, (CP)
Non-Executive Director
Mr Torpey has over the last 40 years been involved in the development of many diverse major projects involving oil, iron ore, aluminium, nickel, lead/zinc, uranium, magnesite, coal and gold, located in Australia, Ireland and Indonesia. Most of these projects have been associated with major companies such as Consolidated Goldfields, EZ Industries, Alcan, International Nickel, Tara Minerals Limited (Ireland), Noranda, Denison Mines (Canada), Toyota and Mitsubishi.

Since returning to Australia from Tara Minerals, he assumed the role of Managing Director of Denison Mines (Australia) and then of Devex Limited. Over recent years he has acted as a consultant to a number of companies involved in mining projects and new technology. He is currently the Principal of Famallon Pty Limited and a Director of Latrobe Magnesium Limited. Appointed a Director of the Company on 26 November 1992.

Mark Kevin Maloney
Non-Executive Director
Mr Maloney has been involved in the investment banking industry for over 13 years, the last 10 of which were spent in London. His most recent position was as head of equities for J P Morgan, Australia. He also held the same position for Goldman Sachs, being responsible for establishing this business in London in 2000.

Mr Maloney has an extensive knowledge of the financial markets and through his various management roles has experience in business development and growth. He is currently the Chief Executive Officer and Director of The Mac Group Limited and CEO and Managing Director of Tulla Group Pty Limited. Appointed a Director on 14 August 2007.

2. CONSOLIDATED RESULTS

The consolidated results of the group for the half-year ended 31 December 2008 after providing income tax expense was a profit of $7,795,697 (2007 loss $288,638).

The profit results from the following:

- Profit on the sale of the Company's 4.8% shareholding in Bemax Resources Limited of $6,387,674.
- Gain of $2,182,533 on foreign currency translations.

3. REVIEW OF OPERATIONS

Highlights of operations during the period under review included:

- In August 2008 the Company accepted a takeover offer from Cristal Australia Pty Limited for its 4.8% shareholding in Bemax Resources Limited. Consideration from the takeover offer was $14,432,973. The original cost of this investment was $8,047,880.

- Empire Energy USA LLC (Empire Energy) 75% owned subsidiary
  - Increased gross production to just under 29,000 mcfpm including 5 new wells
  - A further 5 wells were turned on line in January 2009. This is expected to add a further 6,000 mcf/m
  - 10 wells were completed in the 2008 drilling programme, all commercially successful
  - Empire Energy is planning to undertake a minimum of 10 to 15 well drilling programme in 2009
  - Hedging facilities are in place for approximately 60% of Empire Energy's net production at prices in excess of $8.05/mcf for the next 2 to 5 years
  - Total proved reserves (producing and undeveloped), as independently calculated, are estimated at 19.4 bcf.

4. CORPORATE

Rupert Company Limited

The Company was successful on application to the High Court of Fiji to appoint an official receiver to liquidate the assets of Rupert Company Limited for the recovery of costs incurred in Supreme Court proceedings between Rupert and the Company in 2003. As yet, the assets held by Rupert Company are not known. The Company's claim for the Supreme Court costs is $123,693. Recovery of costs relating to the Court of Appeal proceedings between Rupert and the Company is $34,187 of which the Company has received $20,000 lodged as security for the recovery of the remainder of these costs. The Company is continuing to work with the Official Receiver in an attempt to recover the amounts owing.

5. SIGNIFICANT CHANGES IN STATE OF AFFAIRS

Significant changes in the state of affairs of the consolidated entity during the half-year were as follows:

- On 11 August 2008 the Company received $14,432,973 from Cristal Australia Pty Limited being the consideration from the takeover offer for the Company's 4.8% shareholding in Bemax Resources Limited. The $4,750,000 raised pursuant to the structured financial arrangement to refinance the original margin lending facilities were repaid from the share sale proceeds.

  The original cost of this investment was $8,047,880.

6. MATTERS SUBSEQUENT TO BALANCE DATE

There is no matter or circumstance that has arisen since 31 December 2008 that has significantly affected or may significantly affect:

- the operations, in financial years subsequent to 31 December 2008, of the consolidated entity; or
- the results of those operations; or
- the state of affairs, in financial years subsequent to 31 December 2008 of the consolidated entity.

7. AUDITOR'S INDEPENDENCE DECLARATION

The auditor's independence declaration is set out on page 8 and forms part of the Directors report for the half-year ended 31 December 2008.

Signed in accordance with a resolution of the Directors.

Dated at Sydney this 16h day of March 2009.

B W McLeod
Director

NEXIA COURT & CO

NEXIA INTERNATIONAL

CHARTERED ACCOUNTANTS

ABN 71 502 156 733

Level 29, Australia Square
264 George Street,
Sydney NSW 2000
PO Box H195,
Australia Square NSW 1215
T 61 2 9251 4600
F 61 2 9251 7138
info@nexiacourt.com.au
www.nexiacourt.com.au

IMPERIAL CORPORATION LIMITED
LEAD AUDITORS INDEPENDENCE DECLARATION
UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

To the Directors of Imperial Corporation Limited

As lead auditor for the audit of Imperial Corporation Limited for the period ended 31 December 2008 I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b) no contraventions of any applicable code of professional conduct in relation to the audit.

Nexia Court & Co.

Nexia Court & Co.
Chartered Accountants

David Gallery
Partner

Sydney
16 March 2009

IMPERIAL CORPORATION LIMITED
and its Controlled Entities
ABN 29 002 148 361

DIRECTORS' DECLARATION
FOR THE HALF-YEAR ENDED 31 DECEMBER 2008

In the opinion of the Directors of Imperial Corporation Limited:

1. The financial statements and notes are in accordance with the Corporations Act 2001, including:

   a) giving a true and fair view of the financial position of the consolidated entity as at 31 December 2008 and of its performance, as represented by the results of its operations and its cash flows, for the period ended on that date; and

   b) complying with Australian Accounting Standard AASB 134 "Interim Financial Reporting" and the Corporations Regulations 2001; and

2. There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of Directors made pursuant to Section 303(5) of the Corporations Act 2001.

On behalf of the Directors

B W McLeod
Director
Dated at Sydney this 16th day of March 2009.

IMPERIAL CORPORATION LIMITED
and its Controlled Entities
ABN 29 002 148 361

Imperial Corporation Limited
Condensed Consolidated Income Statement
For the Half-Year ended 31 December 2008

		Consolidated	
	Note	6 months 31 December 2008	6 months 31 December 2007
Revenue		771,187	634,128
Cost of Sales		(113,206)	(91,883)
Gross Profit		657,981	542,245
Other Income	2	6,502,812	502,749
Share of gain/(loss) on equity accounted investments		(70,910)	-
Impairment loss on available for sale investments		(345,857)	-
Administration Expenses	2	(646,732)	(761,453)
Gain/(Loss) on foreign exchange translations		2,182,533	(283,466)
Operating Profit before Tax and finance costs		8,279,827	75
Finance Income		404,168	222,776
Finance Costs		(888,298)	(511,489)
Profit/(Loss) before Income Tax		7,795,697	(288,638)
Income Tax Expense		-	-
Profit/(Loss) for the Period		7,795,697	(288,638)
Changes in Fair Value of Equity Securities available for sale		-	1,194,817
Net Income recognised directly into equity		-	1,194,817
Total recognised income and expenses attributable to equity holders of the parent		7,795,697	906,179
Basic earnings per share attributable to ordinary equity holders (cents per share)	9	.47	(0.017)
Diluted earnings per share attributable to ordinary equity holders (cents per share)	9	.46	(0.017)

The accompanying notes form part of these financial statements

Imperial Corporation Limited
Condensed Consolidated Balance Sheet
As at 31 December 2008

	Note	Consolidated 31 December 2008	Consolidated 30 June 2008
CURRENT ASSETS			
Cash and cash equivalents		8,685,350	166,489
Trade and other receivables		424,452	454,522
Assets classified as held for sale		-	14,432,973
TOTAL CURRENT ASSETS		9,109,802	15,053,984
NON-CURRENT ASSETS			
Trade and other receivables		1,321,182	763,874
Financial assets	6	5,100,049	4,060,811
Investments accounted for using the equity method		-	(2,996)
Plant and equipment		3,344,125	2,504,435
TOTAL NON-CURRENT ASSETS		9,765,356	7,326,124
TOTAL ASSETS		18,875,158	22,380,108
CURRENT LIABILITIES			
Trade and other payables		144,303	745,810
Interest-bearing liabilities		4,400,586	7,308,624
Provisions		44,847	43,662
TOTAL CURRENT LIABILITIES		4,589,736	8,098,096
NON-CURRENT LIABILITIES			
Interest bearing liabilities		-	1,750,000
TOTAL NON-CURRENT LIABILITIES		-	1,750,000
TOTAL LIABILITIES		4,589,736	9,848,096
NET ASSETS		14,285,422	12,532,012
EQUITY			
Contributed equity	3	60,746,251	60,726,964
Reserves	4	2,038,657	8,100,231
Accumulated losses	5	(48,499,486)	(56,295,183)
TOTAL EQUITY		14,285,422	12,532,012

The accompanying notes form part of these financial statements

IMPERIAL CORPORATION LIMITED
and its Controlled Entities
ABN 29 002 148 361

Imperial Corporation Limited
Condensed Consolidated Cash Flow Statement
For the Half-Year Ended 31 December 2008

	Consolidated	
	6 months December 2008 $	6 months December 2007 $
Cash Flows from Operating Activities		
Receipts from customers	804,725	609,129
Payments to trade creditors and employees	(1,064,747)	(474,301)
Interest received	171,105	11,781
Interest paid	(367,719)	(573,807)
Net Cash (Used In)/Provided By Operating Activities	(456,636)	(427,198)
Cash Flows from Investing Activities		
Proceeds from sale of investments	14,432,973	69,613
Payment for investment in listed corporation	(200,000)	(74,206)
Payment for investment in unlisted corporation	(51,555)	-
Payment for purchase of office equipment	(9,642)	-
Loans to other entities	149,696	-
Net Cash Provided by/(Used In) Investing Activities	14,321,472	(4,593)
Cash Flows from Financing Activities		
Net proceeds from issue of shares	9,783	-
Repayment of borrowings	(5,299,738)	(63,000)
Net Cash Provided By/(Used In) Financing Activities	(5,289,955)	(63,000)
Net Increase/(Decrease) in Cash and Cash Equivalents Held	8,574,881	(494,791)
Cash and Cash Equivalents at the beginning of the financial year	115,501	1,025,426
Effect of exchange rate fluctuations	(5,032)	-
Cash and Cash Equivalents at the end of the financial period	8,685,350	530,635

The accompanying notes form part of these financial statements

Imperial Corporation Limited
Condensed Statement of Changes in Equity
For the Half-Year Ended 31 December 2008

Consolidated	Issued Capital	Other Reserves	Accumulated Losses	Total Equity
Balance at 1 July 2007	60,575,754	4,090,663	(53,590,870)	11,075,547
Share issues	-	-	-	-
Share issue transaction costs	(4,655)	-	-	(4,655)
Total income/expense for period	-	1,194,817	(288,638)	906,179
Transfer from reserves	-	-	-	-
Balance at 31 December 2007	60,571,099	5,285,480	(53,879,508)	11,977,071
Balance at 1 July 2008	60,726,964	8,100,231	(56,295,183)	12,532,012
Share issues	9,783	-	-	9,783
Share issue transaction costs	(1,200)	-	-	(1,200)
Total income/expense for period	-	(6,050,870)	7,795,697	1,744,827
Transfers from reserves	10,704	(10,704)	-	-
Balance at 31 December 2008	60,746,251	2,038,657	(48,499,486)	14,285,422

The accompanying notes form part of these financial statements

Imperial Corporation Limited
Notes to the Consolidated Financial Statements

1. SIGNIFICANT ACCOUNTING POLICIES

Imperial Corporation Limited ("Company") is a Company domiciled in Australia. The condensed consolidated interim financial report of the Company for the Half-Year ended 31 December 2008 comprises the Company and its subsidiaries ("Consolidated Entity").

The condensed consolidated interim report was authorised for issue by the Directors on 16 March 2009.

BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The half-year financial report should be read in conjunction with annual Financial Report of Imperial Corporation Limited as at 30 June 2008.

The principal accounting policies and the methods of computation utilised in the preparation of the half-year report are consistent with those applied in preparation of the 30 June 2008 annual financial report.

It is also recommended that the half-year financial report be considered together with any public announcements made by Imperial Corporation Limited and its controlled entities during the half-year ended 31 December 2008 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

(a) Basis of accounting

The half-year financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, and Accounting Standard AASB 134 "Interim Financial Reporting".

The half-year financial report has been prepared on a historical cost basis.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

(b) Statement of compliance

The half-year financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards ('AIFRS'). Compliance with AIFRS ensures that the half-year financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards ('IFRS').

(c) Summary of Significant Accounting Policies

1. Basis of Consolidation
The consolidated financial statements comprise the financial statements of Imperial Corporation Limited and its subsidiaries ('the Group').

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

Adjustments are made to bring into line any dissimilar accounting policies that may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.

Investments in associates are accounted using the equity method of consolidation. Under the equity method, the share of the profits or losses of the associate are recognised in the income statement, and the share of movements in reserves is recognised in reserves in the balance sheet.

Profits or losses on transactions with the associate are eliminated to the extent of the Group's ownership interest until such time as they are realised by the associate on consumption or sale, unless they relate to an unrealised loss that provides evidence of the impairment of an asset transferred.

2. Foreign Currency
Foreign Currency Transactions
Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Australian dollars at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Australian dollars at foreign exchange rates ruling at the dates the fair value was determined.

Foreign currency differences arising from the translation of foreign operations to Australian dollars are recognised directly in equity. Such differences have been recognised in the foreign currency translation reserve (FCTR). When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to profit or loss.

3. Plant and Equipment
Plant and equipment is stated at cost less accumulated depreciation and any impairment in value. Plant and equipment are depreciated over their estimated useful lives using the straight line method as follows:

	2008	2007
- Plant and Equipment	10% – 20%	10%-20%

Assets are depreciated from the date of acquisition. Profits and losses on sales of plant and equipment are taken into account in determining the results for the year.

Impairment
The carrying values of plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount.

4. Borrowing Costs
Borrowing costs are recognised as an expense when incurred.

5. Recoverable amount of assets
At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes a formal estimate of the recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of value less costs to sell and value in use. It is determined for an individual asset, unless the asset's value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

6. Investments
All investments are initially recognised at cost, being the fair value of the consideration given and including acquisition charges associated with the investment.

After initial recognition, investments, which are classified as held for trading, are measured at fair value. Gains or losses on investments held for trading are recognised in the income statement.

For investments that are actively traded in organised financial markets, fair value is determined by reference to Stock Exchange quoted market bid prices at the close of business on the balance sheet date.

Investments which are classified as available-for-sale assets are measured at fair value and changes therein, other than impairment losses, and foreign exchange gains and losses on available-for-sale monetary items, are recognised directly in equity. When an investment is derecognised, the cumulative gain or loss in equity is transferred to profit or loss.

7. Receivables
Trade receivables, which generally have 30-90 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.

An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

8. Interest-bearing Liabilities
Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

9. Provisions - Employee Benefits

(i) Defined contribution plans
Obligations for contributions to defined benefit plans are recognised as an expense in the Income Statement as incurred.

(ii) Wages, salaries, annual leave and non-monetary benefits
Liabilities for employee benefits for wages, salaries and annual leave represent present obligations resulting from employees' services provided to reporting date and are calculated at undiscounted amounts based on remuneration wage and salary rates that the consolidated entity expects to pay as at reporting date including related on-costs, such as, workers compensation insurance, superannuation and payroll tax.

10. Payables
Trade and other payables are stated at cost.

11. Revenue Recognition

Other Revenue
Other revenue is recognised as it accrues, or as disclosed in Note 2.

12. Taxation
Income tax expense
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realisation of settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

13. Other Taxes

Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the Statement of Financial Position.

Cash flows are included in the statement of Cash Flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

14. Share based Payment Transactions

The group provided benefits to directors and senior executives of the group through the executive share option plan whereby eligible participants render services in exchange for options over shares. The cost of these equity share transactions is reserved by reference to the fair value at the date that they are granted. The fair value is determined using a binomial model.

	Consolidated	
	6 months to 31 December 2008	**6 months to 31 December 2007**
2. REVENUE AND EXPENSES		
Specific Items Profit before income tax expense included The following Revenue and expenses whose Disclosure is relevant in explaining the performance of the consolidated entity		
1) Other Income		
Profit from sale of investments	6,384,874	405,142
Other	117,938	97,607
	6,502,812	502,749
2) Expenses		
Depreciation	128,342	192,676
Employee Benefits	107,671	65,633
Doubtful Debts	2,450	700

	Consolidated 6 months to 31 December 2008	Consolidated 12 months to 30 June 2008
3. ISSUED CAPITAL		
(a) Shares		
Balance at beginning of period	60,726,964	60,575,754
Movement in ordinary share capital		
- Issue of 978,267 ordinary shares @ $0.01 pursuant to the exercise of options expiring 16 April 2010	9,783	-
- Issue of 7,500,000 ordinary shares @ $0.01 pursuant to the exercise of options expiring 16 April 2010	-	75,000
- Transfer from option reserve on exercise of options	10,704	82,065
Less transaction costs associated with the above share issue	(1,200)	(5,855)
Balance at period end	60,746,251	60,726,964

(b) Options

Movements

- No options were granted during the financial period under review and the date of this report.
- 978,267 options expiring 16 April 2010 were exercised at $0.01 during the financial period. No options were exercised since the end of the financial period and up to the date of this report.
- No options expired during the period from the end of the previous financial year and up to the date of this report.

At the date of this report the Company had on issue the following securities and/or rights to convert to securities.

- Shares
  1,649,288,401 listed ordinary shares – IMP
- Options
  10,000,000 unlisted executive options expiring 6/12/10
  Exercisable @ $0.0047
  1,000,000 unlisted executive options expiring 5/3/13
  exercisable at $0.0105
  36,521,733 unlisted options expiring 16/4/2010 exercisable @ $0.01
- Convertible Notes
  1,500,000 $1.00, 12% convertible notes, maturing 11 May 2009
  Convertible @ 100 shares per note – 1 cent per share
  1,750,000 $1.00, 12% convertible notes, maturing 30 October 2009
  Convertible @ 40 shares per note – 2.5cents per share
  1,000,000 $1.00, convertible notes convertible @68.9655 shares per note
  maturing 18 June 2009

4. OTHER RESERVES

	Consolidated 6 months to 31 December 2008	Consolidated 12 months to 30 June 2008
Asset Revaluation Reserve	607,279	607,279
Share Based Payment Reserve	182,630	182,630
Fair Value Revaluation of Investments Reserve	192,374	6,959,851
Foreign Currency Translation Reserve	305,894	(70,124)
Options Reserve	409,891	420,595
Equity Accounted Investment Reserve	340,589	-
	2,038,657	8,100,231

MOVEMENT IN RESERVES

	Consolidated 6 months to 31 December 2008	Consolidated 12 months to 30 June 2008
Fair Value Reserve		
Balance at beginning of period	6,959,851	3,391,136
Movement during period		
- net change in the fair value of available for sale investments	(379,803)	3,568,715
- transfer on sale of investment	(6,387,674)	-
Balance at end of period	192,374	6,959,851
Foreign Currency Translation Reserve		
Balance at beginning of period	(70,124)	(90,382)
Movement during period		
- exchange differences on translation of foreign operations	376,018	20,258
Balance at end of period	305,894	(70,124)
Option Reserve		
Balance at beginning of period	420,595	-
- options issued	-	502,660
- options exercised	(10,704)	(82,065)
Balance at end of period	409,891	420,595
Equity Accounted Investment Reserve		
Balance at beginning of period	-	-
Movement during period		
- post acquisition movement	340,589	-
Balance at end of period	340,589	-

5. ACCUMULATED LOSSES

	Consolidated 6 months to 31 December 2008	Consolidated 12 months to 30 June 2008
Balance at beginning of period	(56,295,183)	(53,590,870)
Profit/(Loss) attributable to members	7,795,697	(2,704,313)
Balance at end of period	(48,499,486)	(56,295,183)

6. FINANCIAL ASSETS

	Consolidated 6 months to 31 December 2008	Consolidated 12 months to 30 June 2008
Current		
Shares – Other Corporations		
- Listed available for sale (at fair value)	-	14,432,973
Non-Current		
Shares – Other Corporations		
- Listed available for sale (at fair value)	451,333	687,803
- Unlisted (at Cost)	5,445,223	3,774,588
Less accumulated impairment	(796,507)	(401,580)
	4,648,716	3,373,008
	5,100,049	4,060,811

7. CONTINGENT LIABILITIES

There has been no material change in contingent liabilities or contingent assets since the last annual reporting date.

8. FINANCIAL REPORTING BY SEGMENTS

(i) Primary Reporting - Business Segments

	Mining	Investments	Eliminations Unallocated	Consolidated
31 December 2008				
Sales to external customers	771,187	-	-	771,187
Other revenue	303,125	6,384,874	218,981	6,906,980
Total Segment Revenue	1,074,312	6,384,874	218,981	7,678,167
Segment Results	1,870,427	6,331,007	-	8,201,434
Unallocated Revenue less unallocated expenses				(405,737)
Profit from ordinary activities before income tax expense				7,795,697
Income tax expense				-
Net profit				7,795,697
31 December 2007				
Sales to external customers	634,128	-	-	634,128
Other Revenue	-	405,142	320,383	725,525
	634,128	405,142	320,383	1,359,653
Segment result	334,793	322,267	-	657,060
Unallocated revenue less unallocated expenses				(945,698)
Profit from ordinary activities before income tax				
Income tax expense				
Loss from ordinary activities after income tax expense				(288,638)
Net loss				(288,638)

(ii) Secondary Reporting – Geographical Segments

	Segment revenues from Sales to external customers		Segment Assets		Acquisitions of plant & equipment intangibles and other non-current	
	31/12/08	31/12/07	31/12/08	31/12/07	31/12/08	31/12/07
- Australia	-	-	9,342,076	13,928,252	9,642	-
- United States	771,187	634,128	9,533,082	8,129,194	-	-

9. EARNINGS (LOSS) PER SHARE

	Consolidated	
	31 December 2008	31 December 2007
Basic earnings /(loss) per share (cents per share)	.47	(0.017)
Diluted earnings /(loss) per share (cents per share)	.46	(0.017)
a) weighted average number of ordinary shares outstanding during the year used in calculation of EPS	1,649,166,118	1,640,810,134
b) weighted average number of ordinary shares outstanding during the year used in calculation of diluted EPS	1,696,687,851	1,650,810,134
Profit/(Loss) used in calculating basic and diluted earnings per share	7,795,697	(288,638)

10. EMPLOYEE BENEFITS

Superannuation Commitments
The company contributed to externally managed accumulation superannuation plans on behalf of employees. The company's contributions were made in accordance with the company's legal requirements.

Executive Share Options
From time to time employees and directors are granted options at the discretion of the Board on terms determined by the Board.

Each option is convertible to one ordinary share and is fully vested.

There are no voting or dividend rights attached to the options. There are no voting rights attached to the unissued ordinary shares. Voting rights will be attached to the unissued ordinary shares when the options have been exercised.

No options were granted, exercised or expired during the period from the end of the previous financial year and up to the date of this report.

Details of options over unissued shares held by current executives at the date of this report are set out in Note 3.

11. MATTERS SUBSEQUENT TO BALANCE DATE

There is no matter or circumstance that has arisen since 31 December 2008 that has significantly affected or may significantly affect:

- the operations, in financial years subsequent to 31 December 2008, of the consolidated entity; or
- the results of those operations; or
  the state of affairs, in financial years subsequent to 31 December 2008 of the consolidated entity.

NEXIA COURT & CO

INDEPENDENT AUDITORS' REVIEW REPORT TO THE MEMBERS OF IMPERIAL CORPORATION LIMITED

NEXIA INTERNATIONAL
CHARTERED ACCOUNTANTS
ABN 71 502 156 733

Level 29, Australia Square
264 George Street,
Sydney NSW 2000
PO Box H195,
Australia Square NSW 1215
T 61 2 9251 4600
F 61 2 9251 7138
info@nexiacourt.com.au
www.nexiacourt.com.au

Report on the Financial Report

We have reviewed the accompanying interim financial report of Imperial Corporation Limited which comprises the consolidated interim balance sheet as at 31 December 2008, income statement, statement of changes in equity and cash flow statement for the half-year ended on that date, a statement of accounting policies, accompanying notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the half-year's end or from time to time during the half-year.

Directors' Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the interim financial report in accordance with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the interim financial report that is free from material misstatement, whether due to fraud or error, selecting and applying appropriate accounting policies, and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on the interim financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of Interim and Other Financial Reports Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the interim financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the company's financial position as at 31 December 2008 and its performance for the half-year ended on that date; and complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As auditor of Imperial Corporation Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of an interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Statement of Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

INDEPENDENT AUDITORS' REVIEW REPORT
TO MEMBERS OF IMPERIAL CORPORATION LIMITED
(Continued)

Basis for Qualified Conclusion

Limitation of Scope Qualification:

Imperial Corporation Limited is carrying an investment on its consolidated balance sheet as at 31 December 2008 in relation to its joint controlling interest in a United States of America resident company, Empire Energy USA LLC. As at 31 December 2008 and as at the date of the signing of this report, the officers of Empire Energy USA LLC have not provided the officers of Imperial Corporation Limited with a final approved report for the period ended 31 December 2008. Consequently, we are not in a position to give a review opinion on the completeness or accuracy of Imperial Corporation Limited's accounting for its equity interest in Empire Energy USA LLC.

Qualified Conclusion

Except for the adjustments to the half-year financial report that we might have become aware of had it not been for the situation described above, based on our review, which is not an audit, nothing has come to our attention that causes us to believe that the half-year financial report of Imperial Corporation Limited does not present fairly, in all material respects the financial position of Imperial Corporation Limited as at 31 December 2008, and of its financial performance and its cash flows for the half year period ended on that date in accordance with Australian Accounting Standard AASB 134 "Interim Financial Reporting" and the Corporations Regulations 2001.

Nexia Court & Co.

Nexia Court & Co
Chartered Accountants

David Gallery
Partner

Sydney
16 March 2009